EXHIBIT 99.1

                               GIANT GROUP, LTD.
                            RALLY'S HAMBURGERS, INC.
                    AND CHECKERS DRIVE-IN RESTAURANTS, INC.
                           TERMINATE PROPOSED MERGER


FOR IMMEDIATE RELEASE
NOVEMBER 2, 1998


         GIANT GROUP, LTD. (NYSE:GPO), RALLY'S HAMBURGERS, INC. (NASDAQ:RLLY), AND CHECKERS DRIVE-IN RESTAURANTS, INC. (NASDAQ:CHKR) announced today the termination by GIANT GROUP, LTD. of their proposed merger. The merger was terminated when the definitive merger agreement could not be finalized within the allowed time period. GIANT owns approximately 11% of Rally's stock and Rally's owns approximately 26% of Checkers' stock.

         A spokesman for GIANT said that despite the termination of the transaction, GIANT remains enthusiastic about the progress made by the management of Rally's and Checkers.

         Jay Gillespie, CEO of Checkers and Rally's stated that "we will continue to move forward on our strategic initiatives, which are designed to increase sales and improve margins."


Additional Information:

Burt Sugarman, CEO of GIANT at (310) 273-5678
Jay Gillespie, CEO of Rally's and Checkers at (727) 519-2000